UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Amerigroup Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03073T102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel IV L.P. (“A4”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,172,399 shares, except that Accel IV Associates L.P. (“A4A”), the general partner of A4, may be deemed to have sole power to vote these shares, and Swartz Family Partnership L.P. (“SFP”), James W. Breyer (“Breyer”), Luke B. Evnin (“Evnin”), Eugene D. Hill, III (“Hill”), Paul H. Klingenstein (“Klingenstein”), Arthur C. Patterson (“Patterson”), G. Carter Sednaoui (“Sednaoui”) and James R. Swartz (“Swartz”), the general partners of A4A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
1,172,399 shares, except that A4A, the general partner of A4, may be deemed to have sole power to dispose of these shares, and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,399

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Keiretsu L.P. (“AK”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
24,318.shares, except that Accel Partners & Co. Inc. (“AP&C”), the general partner of AK, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
24,318.shares, except that AP&C, the general partner of AK, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,318

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Partners & Co. Inc. (“AP&C”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
24,318 shares, all of which are shares directly owned by AK.  AP&C, the general partner of AK, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
24,318 shares, all of which are shares directly owned by AK.  AP&C, the general partner of AK, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,318

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Investors ‘95 L.P. (“AI95”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 55,036 shares, except that Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of AI95, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
55,036 shares, except that Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of AI95, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,036

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel IV Associates L.P. (“A4A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,172,399 shares, all of which are directly owned by A4.  A4A, the general partner of A4, may be deemed to have sole power to vote these shares, and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
1,172,399 shares, all of which are directly owned by A4.  A4A, the general partner of A4, may be deemed to have sole power to dispose of these shares, and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,399

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Swartz Family Partnership L.P. (“SFP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 1,172,399 shares, all of which are directly owned by A4. SFP is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,172,399 shares, all of which are directly owned by A4.  SFP is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,399

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ellmore C. Patterson Partners (“ECPP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,157 shares. Patterson is the general partner of ECPP and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 28,157 shares. Patterson is the general partner of ECPP and may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,157

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James W. Breyer (“Breyer”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Breyer is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Breyer is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luke B. Evnin (“Evnin”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,227,435 shares, of which 1,172,399 are shares directly owned by A4 and 55,036 are shares directly owned by AI95.  Evnin is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,227,435 shares, of which 1,172,399 are shares directly owned by A4 and 55,036 are shares directly owned by AI95.  Evnin is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,227,435

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene D. Hill, III (“Hill”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,000 shares.

6.

Shared Voting Power
1,227,435 shares, of which 1,172,399 are shares directly owned by A4 and 55,036 are shares directly owned by AI95.  Hill is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 1,000 shares.

8.

Shared Dispositive Power
1,227,435 shares, of which 1,172,399 are shares directly owned by A4 and 55,036 are shares directly owned by AI95.  Hill is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,435

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul H. Klingenstein (“Klingenstein”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,227,435 shares, of which 1,172,399 are shares directly owned by A4 and 55,036 are shares directly owned by AI95.  Klingenstein is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,227,435 shares, of which 1,172,399 are shares directly owned by A4 and 55,036 are shares directly owned by AI95.  Klingenstein is a general partner of A4A, the general partner of A4, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,227,435

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur C. Patterson (“Patterson”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,157 shares, of which 28,157 are shares directly owned by ECPP. Patterson is the general partner of ECPP and may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Patterson is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 29,157 shares, of which 28,157 are shares directly owned by ECPP. Patterson is the general partner of ECPP and may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Patterson is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,910

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Carter Sednaoui (“Sednaoui”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Sednaoui is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Sednaoui is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03073T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Swartz (“Swartz”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Swartz is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,251,753 shares, of which 1,172,399 are shares directly owned by A4, 24,318 are shares directly owned by AK and 55,036 are shares directly owned by AI95.  Swartz is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK, and a general partner of AI95 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Amerigroup Corporation
	(b)	Address of Issuer's Principal Executive Offices 4425 Corporation Lane Virginia Beach, VA 23462

Item 2.
(a)

Name of Person Filing
This Statement is filed by Accel IV L.P., a Delaware limited partnership (“A4”), Accel IV Associates L.P., a Delaware limited partnership and the general partner of A4 (“A4A”), Accel Keiretsu L.P., a Delaware limited partnership (“AK”), Accel Partners & Co. Inc., a Delaware corporation and the general partner of AK (“AP&C”), Accel Investors ‘95 L.P., a Delaware limited partnership (“AI95”), Ellmore C. Patterson Partners (“ECPP”), a Delaware limited partnership, the Swartz Family Partnership L.P. (“SFP”), a Delaware limited partnership and a general partner of A4A, James W. Breyer (“Breyer”), a general partner of A4A and AI95 and an officer of AP&C, Luke B. Evnin (“Evnin”), a general partner of A4A and AI95, Eugene D. Hill, III (“Hill”), a general partner of A4A and AI95, Paul H. Klingenstein (“Klingenstein”), a general partner of A4A and AI95, Arthur C. Patterson (“Patterson”), a general partner of A4A, AI95 and ECPP and an officer of AP&C, G. Carter Sednaoui (“Sednaoui”), a general partner of A4A and AI95 and an officer of AP&C, and James R. Swartz (“Swartz”), a general partner of A4A, AI95 and SFP and an officer of AP&C.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A4A, the general partner of A4, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A4.  AP&C, the general partner of AK, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AK.  SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz are general partners of A4A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A4.  Breyer, Patterson, Sednaoui and Swartz are officers of AP&C and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AK.  Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz are general partners of AI95 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AI95.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office for each of the Reporting Persons is: 428 University Avenue Palo Alto, CA 94301
(c)

Citizenship
A4, AK, AI95, A4A, SFP and ECPP are Delaware limited partnerships. AP&C is a Delaware  corporation. Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 03073T102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of A4, AK, AI95, A4A, SFP and ECPP and the operating agreement of AP&C, the general partners, limited partners, or shareholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or shareholder.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

Entities:
Accel IV L.P.
Accel Keiretsu L.P.
Accel Investors ‘95 L.P.
Accel IV Associates L.P.
Accel Partners & Co. Inc.	By:	/s/ Alan K. Austin
Ellmore C. Patterson Partners		Alan K. Austin, Attorney-in-fact
Swartz Family Partnership L.P.		for above-listed entities

Individuals:	By:	/s/ Alan K. Austin
James W. Breyer		Alan K. Austin, Attorney-in-fact
Luke B. Evnin		for above-listed individuals
Eugene D. Hill, III
Paul H. Klingenstein
Arthur C. Patterson
G. Carter Sednaoui
James R. Swartz

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	20

Exhibit B: Power of Attorney making Alan K. Austin Attorney-in-Fact	21

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Amerigroup Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 14, 2002

Entities:

Accel IV L.P.
Accel Keiretsu L.P.
Accel Investors ‘95 L.P.
Accel IV Associates L.P.
Accel Partners & Co. Inc.	By:	/s/ Alan K. Austin
Ellmore C. Patterson Partners Swartz Family Partnership L.P.		Alan K. Austin, Attorney-in-fact for above-listed entities

Individuals:

James W. Breyer
Luke B. Evnin
Eugene D. Hill, III
Paul H. Klingenstein
Arthur C. Patterson
G. Carter Sednaoui	By:	/s/ Alan K. Austin
James R. Swartz		Alan K. Austin, Attorney-in-fact for above-listed individuals

EXHIBIT B

GRANT OF POWER OF ATTORNEY

                Effective as of February 1, 2002, each individual listed on Schedule A attached hereto (each, a “Granting Individual”) and each entity listed on Schedule A attached hereto and any other entity affiliated with Accel of which any of the Granting Individuals is a member, partner, officer or equity holder hereby constitutes and appoints each of Alan K. Austin and Tracy L. Sedlock as his, her or its lawful attorney-in-fact and agent with full power of substitution to:

(1)                                  execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director, and/or person who may be deemed to beneficially own more than 10% of the stock of a portfolio company held or previously held by one or more of the Granting Entities  (the “Portfolio Companies”), Forms 3, Forms 4 and Forms 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)                                  execute for and on behalf of the undersigned, in the undersigned’s capacity as a person who may be deemed to beneficially own  more than 5% of the stock a Portfolio Company, Schedule 13D and Schedule 13G, and any and all amendments thereto, in accordance with Section 13 of the Exchange Act;

(3)                                  execute for and on behalf of the undersigned a Form 13F to the extent required to do so and all amendments thereto in accordance with Section 13 of the Exchange Act;

(4)                                  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, Forms 4, Forms 5, Schedules 13D, Forms 13F and Schedules 13G (and any amendments thereto) and timely file any such forms and schedules with the United States Securities and Exchange Commission and any other authority; and

(5)                                  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

                The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done pursuant to this power of attorney.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Exchange Act.

                This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, Forms 4, Forms 5, Schedules 13D, Forms 13F and Schedules 13G with respect to the undersigned’s holdings of and transactions in Portfolio Company securities, unless earlier revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

                As of the date set forth above, each of the undersigned persons, individually and in his capacity as a member, partner, officer or equity holder (each, a “Constituent Member”) of a Granting Entity and as a member, partner, trustee or equity holder of any Constituent Member, hereby consents to, and causes each such Granting Entity and Granting Individual, to consent to and cause, the grant of Power of Attorney set forth herein.

Schedule A

GRANTING ENTITIES AND INDIVIDUALS

Accel Japan L.P.	Accel Investors ‘99 L.P.
Accel Japan Associates L.P.	Accel Investors ‘99(B) L.P.
Accel Internet/Strategic Technology Fund L.P.	Accel Investors ‘99(C) L.P.
Accel Internet/Strategic Technology Fund Associates L.L.C.	Accel Investors 2000 L.L.C.
Accel III L.P.	Accel Investors 2002 L.L.C.
Accel III Associates L.P.	Accel Keiretsu L.P.
Accel IV L.P.	Accel Keiretsu V L.P.
Accel IV Associates L.P.	Accel Keiretsu V Associates L.L.C.
Accel V L.P.	Accel Keiretsu VI L.P.
Accel V Associates L.L.C.	Accel Keiretsu VI Associates L.L.C.
Accel VI L.P.	Accel Partners & Co. Inc.
Accel VI-S L.P.	ACP Family Partnership L.P.
Accel VI Associates L.L.C.	Ellmore C. Patterson Partners
Accel VII L.P.	Swartz Family Partnership L.P.
Accel VII Associates L.L.C.	Swartz Foundation Trust
Accel VIII L.P.	Accel MeriTech Investors L.P.
Accel VIII Associates L.L.C.	Accel MeriTech Investors II L.L.C.
Accel Internet Fund II L.P.	Accel Europe Investors 2001 L.P.
Accel Internet Fund II Associates L.L.C.	Accel AKI Investors L.L.C.
Accel Internet Fund III L.P.	Accel Europe L.P.
Accel Internet Fund III Associates L.L.C.	Accel Europe Associates L.P.
Accel Internet Fund IV L.P.	Accel Europe Associates L.L.C.
Accel MeriTech Associates L.L.C.	Accel Europe Guernsey Limited
Accel MeriTech Associates II L.L.C.
Accel Europe Partners L.L.C.	Alan K. Austin
Accel Investors ‘89 L.P.	James W. Breyer
Accel Investors ‘90 L.P.	Kevin E. Comolli
Accel Investors ‘91 L.P.	Luke B. Evnin
Accel Investors ‘92 L.P.	James J. Goetz
Accel Investors ‘93 L.P.	Eugene D. Hill, III
Accel Investors ‘94 L.P.	Paul H. Klingenstein
Accel Investors ‘95 L.P.	Arthur C. Patterson
Accel Investors ‘95(B) L.P.	G. Carter Sednaoui
Accel Investors ‘96 L.P.	James R. Swartz
Accel Investors ‘96(B) L.P.	J. Peter Wagner
Accel Investors ‘97 L.P.
Accel Investors ‘97(B) L.P.
Accel Investors ‘98 L.P.
Accel Investors ‘98(B) L.P.
Accel Investors ‘98-S L.P.

IN WITNESS WHEREOF, each of the undersigned individuals has executed this Grant of Power of Attorney or a counterpart hereto as of the date first set forth above.

/s/ James W. Breyer
James W. Breyer in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ Luke B. Evnin
Luke B. Evnin in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ Eugene D. Hill, III
Eugene D. Hill, III in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ Paul H. Klingenstein
Paul H. Klingenstein in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ Arthur C. Patterson
Arthur C. Patterson in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ G. Carter Sednaoui
G. Carter Sednaoui in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ James R. Swartz
James R. Swartz in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ J. Peter Wagner
J. Peter Wagner in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ James J. Goetz
James J. Goetz in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ Alan K. Austin
Alan K. Austin in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity holder

/s/ Kevin E. Comolli
Kevin E. Comolli in his individual capacity and as member, partner, officer or equity holder of every Granting Entity of which he is a member, partner, officer or equity hold